Mail Stop 4561

April 29, 2009

By U.S. Mail and facsimile to (310)888-6704

Christopher J. Carey
Executive Vice President and Chief Financial Officer
City National Corporation
City National Center
400 North Roxbury Dr.
Beverly Hills, CA 90210

> **Re:** **City National Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Form 8-K filed April 23, 2009**

Dear Mr. Carey:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosures. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Net Interest Income, page 45

Comparison of 2008 with 2007, page 48

1.   Please revise future filings to include a discussion of net interest income similar to the one you include in your comparison of 2007 with 2006. Your current disclosure focuses on tax-equivalent net interest income.

Loan Portfolio, page 66

2.   We note that a large portion of your originated portfolio appears to be in California, an area that has experienced significant declines in values of collateral underlying loans, and in Nevada and New York. Please revise future filings to quantify the percentage of the portfolio in each market and consider the need to discuss the risks in each market.

Commercial and Lease Financing, page 67

3.   Please revise future filings to provide an expanded discussion of your shared national credits, including risks associated with this type of lending and how you monitor those risks.

Residential Mortgages page 68

4.   Please revise to include a discussion of why you believe disclosing the weighted average LTV of loans at origination is meaningful. Please disclose the basis on which it is weighted (e.g., simple average) and the range of LTV's of your loans at origination. It is not clear from your current disclosure what up your upper limit risks are on your loans at origination. Please similarly revise your discussions of equity lines of credit.

Portfolio Characteristics, page 70

5.   It appears that your maximum loan-to-value ratios have changed from prior periods. Please revise future filings to discuss the changes in management's policy between periods, including the reasons for the changes and the effect of the changes on your portfolio. Your current disclosures do not address the fact that loans originated in earlier periods may have higher risk characteristics to the extent they may have been underwritten at higher LTV's.

6.   Please revise future filings to include an expanded discussion of the underwriting policies and procedures for each significant loan category, including documentation requirements, credit rating requirements, etc. Discuss if variable rate loans are underwritten at fully indexed rates, and discuss the terms of hybrid loan products, including the related underwriting policies and procedures.

7.   Please revise future filings to specifically disclose whether or not you have underwritten any sub-prime loans and to disclose how you define that term.

Asset Quality, page 72

8.   Noting the significant deterioration of your asset quality ratios, please revise future filings to include an expanded discussion of how you considered the

following trends between periods in developing the allowance for loan and lease losses:

- Non-accrual loans increased approximately 180% at December 31, 2008 from December 31, 2007.

- The allowance for loans and lease losses as a percentage of total loans and leases decreased by approximately 52% at December 31, 2008 from December 31, 2007.

- Loans charged off increased approximately 399% at December 31, 2008 from December 31, 2007.

- The allowance for loan and lease losses as a percentage of nonperforming loans decreased approximately 52% at December 31, 2008 from December 31, 2007.

Form 8-K filed April 23, 2009

9. We note your presentation of "Period-end tangible common shareholders' equity to period-end tangible assets" on pages 32 and 33 of your Form 10-K. We also note your presentation of "Period-end tangible common shareholders' equity to period-end tangible assets", Average tangible equity to total average tangible assets," and Average tangible common shareholders' equity to total average tangible assets" in your Form 8-K filed April 23, 2009. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

- To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

- • As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief